UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PINE Distributors LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

501 S. Cherry Street, Suite 610
(No. and Street)

Denver	CO	80246
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alexander Woodcock	720-702-2365	awoodcock@pineadvisorsolutions.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kreischer Miller LLP, Certified Public Accountants
(Name – if individual, state last, first, and middle name)

100 Witmer Road, Suite 350	Horsham	PA	19044-2369
(Address)	(City)	(State)	(Zip Code)

09/08/2015	6151
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander James Woodcock , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PINE Distributors LLC , as of 12/31 , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Alexander Woodcock   Digitally signed by Alexander Woodcock
Date: 2026.03.20 12:51:25 -06'00'

Title:

Senior Vice President

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PINE Distributors LLC

Statement of Financial Condition

December 31, 2025

SEC ID 8-71004

Filed as public information pursuant to rule 17a-5(d) under the Securities and Exchange Act of 1934.

Contents


Report of Independent Registered Public Accounting Firm

The Member of
Pine Distributors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pine Distributors LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Pine Distributors LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Pine Distributors LLC's management. Our responsibility is to express an opinion on Pine Distributors LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pine Distributors LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Pine Distributors LLC's auditor since 2024.

Kreischer Miller

Horsham, Pennsylvania
March 20, 2026

PINE Distributors LLC

Statement of Financial Condition
December 31, 2025

Assets
Cash and cash equivalents	$	145,605
Accounts Receivable		139,189
Prepaid expenses		32,557
Total assets	$	317,351

Liabilities and Member's Equity
Liabilities
Accounts payable and accrued expenses	$	17,012
Deferred Revenue		3,304
Total liabilities	$	20,316
Member's equity		297,035
Total liabilities and member's equity	$	317,351

See Notes to Financial Statements.

PINE Distributors LLC

Notes to Financial Statements For The Period January 1, 2025 through December 31, 2025

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

PINE Distributors LLC (the "Company") is organized under the laws of the State of Delaware as a limited liability company and is wholly owned by PINE Advisor Solutions LLC (the "Parent").

The Company serves as the distributor for various unaffiliated investment companies (the "Funds"). Substantially all of the Company's revenues are earned from the Funds or from the Funds' advisors (collectively, the "Advisors"). In accordance with the structure of the Company and its business, sales of the Funds' shares are executed by unaffiliated third-party broker-dealers. The Company's primary source of revenue is service and distribution fees.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The membership with FINRA was effective October 3, 2023.

Basis of Accounting

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents

Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

Revenue Recognition

Revenue from contracts with customers includes income from Distribution and Underwriting Service Fees, Marketing Review Services Fees, and Registered Representative Services Fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

PINE Distributors LLC

Notes to Financial Statements For The Period January 1, 2025 through December 31, 2025

Deferred Revenue

Deferred revenue represents consideration received from customers in advance of the Company satisfying the related performance obligations. As of December 31, 2025 and 2024, deferred revenue was $3,304 and $0, respectively.

Distribution and Underwriting Service Fees

The Company enters into distribution and service agreements with investment companies and their advisors to facilitate the distribution of shares, primarily through unaffiliated third-party broker-dealers and other financial intermediaries, who in turn offer them to the public.

For fees recognized based on the monthly average of net assets, revenue recognition is constrained until the end of the month, when the actual average market values of the funds are determined, ensuring that the related revenues are no longer subject to significant reversal.

For fixed-fee arrangements, the Company recognizes revenue over the contract's duration on a monthly, pro-rata basis derived from the annual fee, as services are provided evenly throughout the period.

Marketing Review Service Fees

The company enters into distribution and services agreements with investment companies and their advisors to facilitate review of advertising and marketing materials related to the distribution of shares. These services represent a stand-ready obligation to review marketing materials submitted by clients throughout the contract period. The Company recognizes revenue ratably over the life of the contract for these stand-ready obligations.

For fees recognized based on per-piece volume, revenue is recognized as the performance obligations are satisfied.

Registered Representative Services Fees

The Company enters into agreements with sponsors of investment companies, and licenses registered representatives primarily employed by the sponsor firm and maintains their licenses as well as supervising their activities in accordance with rules and regulations of the regulatory authorities in exchange for annual fees. The Company recognizes revenue over the contract's duration on a monthly, pro-rata basis derived from the annual fee, as services are provided evenly throughout the period.

The Company also earns revenue from the administration of the passthrough commission payments from the sponsors of the investment companies that the Company's registered representatives promote. Related revenue is recognized at the time a commission payment is passed through to a registered representative, and payable by the firm that primarily employs the respective registered representative.

Contract assets consist entirely of accounts receivable, representing the Company's unconditional right to consideration for goods or services transferred to customers. The accounts receivable balance was $34,825 and $139,189 as of December 31, 2024 and December 31, 2025, respectively. Contract liabilities consist entirely of deferred revenue, representing amounts received or due from customers for which the related performance obligation has not yet been satisfied. The deferred revenue balance was $0 and $3,304 as of December 31, 2024 and December 31, 2025, respectively.

PINE Distributors LLC

Notes to Financial Statements For The Period January 1, 2025 through December 31, 2025

Income Taxes

FASB Accounting Standards Codification (ASC) 740, Income Taxes, is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification and disclosure.

The Company is a single member limited liability company and is not a tax filing or paying entity for income tax purposes. Thus, no income tax expense has been recorded in the financial statements. The income or loss of the Company is passed through to the Parent and included in the computation of the Parent's taxable income. The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

The Company is generally subject to federal, state and local income tax examinations by these jurisdictions for the period August 30, 2022 (date of formation) through December 31, 2025. The Company does not have uncertain tax positions and does not anticipate any significant changes over the next 12 months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Note 2 – Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for credit losses for expected losses resulting from the inability of its customers to make required payments. Management considers past transaction history when determining the collectability of specific receivables along with current economic industry trends or other factors. There was no allowance recorded for the period ended December 31, 2025.

Note 3 - Prepaid Expenses

The Company's prepaid expenses as of December 31, 2025, consisted primarily of prepaid registration fees paid to FINRA.

Note 4 - Related Party Transactions

The Company has executed an Expense Sharing Agreement with its Parent. Under the terms of the agreement, the Company is provided with general corporate services for personnel, office space, technology, insurance and consulting services necessary to operate the business on a cost-reimbursement basis. The expenses incurred by the Company were allocated at cost, in proportion to the Company's utilization. As of December 31, 2025, there were no amounts due to affiliated entities.

During the period ended December 31, 2025, the Parent forgave their intercompany payable in the amount of $280,588. The forgiveness was recorded by the Company as a contribution from the Parent.

Note 5 – Office Lease

The Company leases office space from the Parent through a month to month lease. The Company or the Parent may terminate the lease at any time without penalty.

Note 6 - Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, the "Uniform Net Capital Rule," which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as these terms are defined in the rule, shall not exceed 15 to 1. As of December 31, 2025, the Company had net capital and required minimum net capital of $125,289 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio as of December 31, 2025, was .16 to 1.

Note 7 - Exemption from SEC Rule 15c3-3

The Company is not claiming an exemption from Rule 15c3-3, but is instead relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. paragraph 240.17a-5 because the Company is a distributor for various unaffiliated investment companies and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period from January 1, 2025 through December 31, 2025.

Note 8 - Segment Information

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker- dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023.

Company management reviewed the ASU 2023-07 disclosure requirements and determined that it did not have a material impact on the Company's financial statements as the company has only one reportable segment.

Note 9 – Concentrations of Credit Risk

The Company is engaged with counterparties as part of service agreements. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review the credit standing of each counterparty.

The Company maintains its cash in a bank account at a financial institution. The account balance is insured by the Federal Deposit Insurance Corporation (FDIC). At times, balances may exceed federally insured limits of $ 250,000 during the period ended December 31, 2025.

For the period ended December 31, 2025, two customers accounted for 41% of total revenues.

PINE Distributors LLC

Notes to Financial Statements For The Period January 1, 2025 through December 31, 2025

Note 10 - Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 20th, 2026, the date the financial statements were available to be issued.